UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Commercial Company Employees' Savings Plan, 355 Tetuan Street, Old San Juan, P.O. Box 363187, San Juan, Puerto Rico 00936-3187.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

      THE PROCTER & GAMBLE
      COMMERCIAL COMPANY
      EMPLOYEES' SAVINGS PLAN

      FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND
      2003 AND FOR THE YEARS THEN ENDED, AND
      SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
      DECEMBER 31, 2004 AND REPORT OF INDEPENDENT
      REGISTERED PUBLIC ACCOUNTING FIRM

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                           Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     as of December 31, 2004 and 2003                                        2

   Statements of Changes in Net Assets Available for Benefits
     for the Years Ended December 31, 2004 and 2003                          3

   Notes to Financial Statements                                           4 - 7

SUPPLEMENTAL SCHEDULES:

   Form 5500, Schedule H, Part IV, Line 4i- Schedule of Assets
     (Held at End of Year) as of December 31, 2004                           8

   Form 5500, Schedule H, Part IV, Line 4j- Schedule of Reportable
     Transactions for the Year Ended December 31, 2004                       9


All others schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income Security Act of
1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Retirement Committee of
  The Procter & Gamble Commercial Company
  Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Commercial Company Employees' Savings Plan (the "Plan") as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/S/ DELOITTE & TOUCHE LLP
-------------------------
Deloitte & Touche LLP
San Juan, Puerto Rico
June 21, 2005

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------


ASSETS                                          2004          2003

INVESTMENTS-At fair value                    $12,196,882   $10,214,580
                                             -----------   -----------
RECEIVABLES:
  Participants' contributions                                   14,001
  Employer's contributions                                       4,606
                                             -----------   -----------
           Total receivables                                    18,607
                                             -----------   -----------
           Total assets                       12,196,882    10,233,187

LIABILITIES-Excess contribution to be
  recognized next year                            95,866       115,997
                                             -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS            $12,101,016   $10,117,190
                                             ===========   ===========

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003
------------------------------------------------------------------------------


                                                   2004               2003
ADDITIONS:
   Contributions:
      Participants                              $   983,184        $ 1,007,667
      Employer                                      298,154            280,466
                                                -----------        -----------
           Total contributions                    1,281,338          1,288,133
                                                -----------        -----------
   Investment income:
      Net appreciation in fair value of
         investments, including gain on sale
         of investment of $55,248 in 2004
         and $34,229 in 2003                        861,440          1,471,054
      Dividends                                     303,394            171,650
      Interest                                        5,334              4,091
                                                -----------        -----------
           Total investment income                1,170,168          1,646,795
                                                -----------        -----------
           Total additions                        2,451,506          2,934,928
                                                -----------        -----------
DEDUCTIONS-Benefits paid to participants            467,680            443,871
                                                -----------        -----------
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS     1,983,826          2,491,057

NET ASSETS AVAILABLE FOR BENEFITS:

  Beginning of year                              10,117,190          7,626,133
                                                -----------        -----------
  End of year                                   $12,101,016        $10,117,190
                                                ===========        ===========

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------


1.  DESCRIPTION OF THE PLAN

     The following description of The Procter & Gamble Commercial Company (the "Company") Employees' Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       a. GENERAL--The Plan is a defined contribution plan covering all full-time employees of the Company and of two affiliated companies, Olay Company, Inc. and Procter & Gamble Pharmaceuticals Puerto Rico, Inc. (the "Companies") who are residents of Puerto Rico, have completed one year of service and are age twenty-one or older. The Plan was established effective November 1, 1993 and is sponsored by the Companies. This Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       b. CONTRIBUTIONS--Each year, participants may contribute up to 10 percent of pretax annual compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by Puerto Rico law. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers seven mutual funds and a fund, which invests in common stock of the Company, as investment options for participants. The Companies contribute 40 percent of the first 5 percent of base compensation that a participant contributes to the Plan. The matching Companies' contributions are invested directly in The Procter & Gamble Company common stock. Contributions are subject to certain limitations.

       c. PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's contribution and allocations of (A) the Companies' contributions and, (B) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       d. VESTING--Participants are vested immediately in their contributions plus actual earnings thereon. The Companies' contributions portion of their accounts plus actual earnings thereon is 100 percent vested upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Companies or death while employed by the Companies.

       e. PAYMENT OF BENEFITS--Upon termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

       f. LOANS TO PARTICIPANTS--Loans to participants are not permitted.

       g. FORFEITED ACCOUNTS--For the year ended December 31, 2004, forfeited nonvested accounts totaled $189,000. These accounts will be used to reduce future Companies contributions to the Plan.

       h. PLAN TERMINATION--Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their employer contributions.

       i. STOCK SPLIT--In March 2004, The Procter & Gamble Company's ("P&G") Board of Directors approved a two-for-one stock split effective for common and preferred shareholders of record as of May 21, 2004. Share data in Note 3 has been restated to reflect the stock split for all periods presented.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       a. BASIS OF ACCOUNTING--The financial statements of the Plan are prepared under the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value.

       b. USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the participant account balances and the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

          The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

       c. INVESTMENTS VALUATION AND INCOME RECOGNITION--The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Plan's investment in P&G and the J.M. Smucker Company common stock is valued at the closing price on an established security exchange.

          Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

       d. PAYMENT OF BENEFITS--Benefits are recorded when paid.

       e. PLAN EXPENSES--All expenses incurred in administering the Plan may be paid out of the invested assets unless paid by the Company.

3.  INVESTMENTS

    The Plan's investments that represented five percent or more of the Plan's net assets available for benefits are as follows:

                                                            2004        2003
       The Procter & Gamble Company-common stock;
         126,030.77 and 111,986.66 shares, respectively   $6,941,775  $5,592,914
       J.P. Morgan Diversified Institutional Fund,
         100,227.08 units                                              1,282,910
       ACI Equity Index, 405,248.19 and 421,540.47 units,
         respectively                                      1,959,654   1,871,640
       Oakmark Equity and Income - 59,851.24 units         1,408,365
       Fidelity Low Price Fund, 15,736.12 units                          550,449
       Royce Low Price Stock Fund, 57,284.09 units           879,174


    During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:
                                                            2004        2003

       Common stock                                       $  590,184  $1,068,584
       Mutual funds                                          271,256     402,470
                                                          ----------  ----------
       Total                                              $  861,440  $1,471,054
                                                          ==========  ==========


    The dividend and interest income of the Plan for the years ended December 31, 2004 and 2003 were as follows:
                                                            2004        2003
       Dividend income:
         Common stock                                     $  115,624  $   93,610
         Mutual funds                                        187,770      78,040
                                                          ----------  ----------
       Total                                              $  303,394  $  171,650
                                                          ==========  ==========

       Interest income-interest-bearing deposit           $    5,334  $    4,091
                                                          ==========  ==========

4.  NONPARTICIPANT-DIRECTED INVESTMENT

    Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment (the common stock of The Procter & Gamble Company) is as follows:

                                                           2004        2003

       Net assets at December 31-P&G Common stock        $6,941,775  $5,592,914
                                                         ==========  ==========
       Changes in net assets for the years ended
        December 31, 2004 and 2003 (P&G common stock):
          Contributions                                  $  658,958   $ 610,678
          Net appreciation in fair value of investment      580,526     756,620
          Dividends                                         114,387      92,803
          Benefits paid to participants                    (130,204)   (181,137)
          Net transfers to participant directed
           investments                                      174,994     (77,519)
          Other disbursements                               (49,800)    (20,554)
                                                         ----------  ----------
       Net increase in net assets                        $1,348,861  $1,180,891
                                                         ==========  ==========

5.  RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by J.P. Morgan and an interest bearing deposit with J.P. Morgan Chase Bank, the trustee as defined by the Plan. J.P. Morgan Retirement Plan Services performs record keeping and administrative services for the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6.    INCOME TAXES

      The Plan is exempt from Puerto Rico income taxes under the provisions of the Puerto Rico Internal Revenue Code of 1994 ("PRIRC"), as amended. The Plan is not qualified under Section 401(a) of the Internal Revenue Code, but it is exempt from United States taxation under Section 1022 of the Employee Retirement Income Security Act of 1974. The Plan is required to operate in conformity with the PRIRC to maintain its qualification.

      The Plan participants are not taxed on the income and contributions made to their accounts until such time as the participant or the participant's beneficiary receives distributions from the Plan.

                                     ******

SCHEDULE I


THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2004
------------------------------------------------------------------------------------------------


                                              DESCRIPTION OF
IDENTITY OF ISSUE                               INVESTMENT            COST            FAIR VALUE

The Procter & Gamble Company              *     Common stock       $ 5,379,831       $ 6,941,775

The J.M. Smucker Company                        Common stock            24,976            39,811

American Century Equity Index
  Institutional Fund                      *     Mutual fund             **             1,959,654

Oakmark Equity & Income Fund                    Mutual fund             **             1,408,365

Royce  Low Price                                Mutual fund             **               879,174

J.P. Morgan Prime Money Market
   Institutional Fund                     *     Mutual fund             **               343,897

J.P. Morgan Bond Ultra Fund               *     Mutual fund             **               327,444

J.P. Morgan International Equity Fund     *     Mutual fund             **               243,698

Fidelity Dividend Growth Fund                   Mutual fund             **                39,860

J.P. Morgan Chase Bank                    *     Deposit                 13,204            13,204
                                                                                     -----------
Total                                                                                $12,196,882
                                                                                     ===========
*   Party-in-interest.
** Cost information is not required for participant-directed investments and, therefore is not included.

SCHEDULE II


THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j-
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2004
-------------------------------------------------------------------------------------------------------------------------

SINGLE TRANSACTIONS-None.

SERIES OF TRANSACTIONS:
                                                                                                 Current
                                                                                                 Value of
                                                                                                 Asset on           Net
                            Number of     Number of     Purchase       Sales       Cost of     Transaction         Gain
Description of Asset        Purchases       Sales        Amount        Amount       Asset          Date           on Sale

The Procter & Gamble
 Company-common stock           4             2       $ 1,082,483     $326,902     $273,130      $326,902        $ 53,772


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employee Benefit Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       THE PROCTER & GAMBLE COMMERCIAL
                                       COMPANY EMPLOYEES' SAVINGS PLAN


DATE:  June 24, 2005
      --------------                   /S/THOMAS J. MESS
                                       --------------------------------
                                       Thomas J. Mess
                                       Secretary for Trustees



                                 EXHIBIT INDEX
                                 -------------

Exhibit No.

    23                  Consent of Deloitte & Touche LLP